INVEST IN **TRAQ365 CORPORATION**

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Conversation Intelligence for unrivaled sales, revenue forecasts, & training clarity

PITCH VIDEO   INVESTOR PANEL


Traq365
ADAM RUBENSTEIN
Founder/CEO - Traq365

traq365.com   Deerfield Beach FL

Software   Technology   Infrastructure   Saas   Artificial Intelligence

OVERVIEW   UPDATES   WHAT PEOPLE SAY 17   ASK A QUESTION

Highlights

1. Gain unparalleled visibility into deals and win more business with AI & call analysis.
2. Traq365 converts sales conversations into unbiased data with proprietary technology.
3. CEO is a successful serial founder with three prior exits.
4. Billion-dollar market opportunity in CRM and conversational AI sectors.
5. Leadership team has 50+ years of expertise in business logistics, sales sector, & IT infrastructure.
6. $1,275,000 raised in friends and family round.
7. Powerful AI gives sales leadership visibility into every sales opportunity.
8. Empowers sales professionals to forecast quarterly revenue with precision.

Our Team



Adam Rubenstein CEO / Co-Founder

Successful serial entrepreneur with three profitable exits. Extensive expertise in cost-effective, scalable, rapid production and delivery processes for data management, with an MBA from The Wharton School of Business.

In the 25 years we've led sales teams, we never found a sales solution that effectively demystified buyer behavior, illuminated opportunities and risks to our deals, or brought clarity to our sales pipeline. We built Traq365 to deliver this visibility using proprietary artificial intelligence to accelerate deals and generate more revenue.



Pete Rice CTO

25+ years of software development, IT infrastructure, and business management logistic expertise, including e-commerce, manufacturing, transportation, logistics, and financial services.



Chris Rice CXO

Expert in understanding of applied marketing, user behavior, best practices in tech, and the vision to design simplicity into complex business tasks with an eye toward future application growth and flexibility.

Why Traq365?


Transforming the Art of
Sales Into a True Science

Traq365 is the only platform that converts organic sales conversations into unbiased, structured data. With exclusive, cutting-edge AI, Traq365 analyzes recorded sales conversations for critical insights, buyer intent, and actionable intelligence to help businesses plan revenue accurately and increase sales.


With bleeding-edge AI,
Traq365 takes the guesswork
out of the sales process
Efficiency
Intelligence
Convenience
Visibility


Lack of Good Sales Data is
Costing Companies...

In a sales conversation, every word is crucial. These interactions contain all the data needed to win the business...but without a reliable way to capture and analyze this information, sales leaders are forced to make investments, strategic decisions, and provide guidance based on best guesses, not empirical data.


Bad pipeline projections
can make or break
a company
Currently, sales leaders are
unable to forecast revenues
with any certainty


Traq365 is X-Ray Vision
for Every Sales Call

Via proprietary AI technology not even available a year ago, Traq365 captures the previously untapped human element of sales calls. The tech knows when a buyer's skepticism threatens the deal. It sees follow-up tasks and opportunities that humans can't. It spots industry trends and new competitors.


Traq365 transforms recorded sales calls into a story with critical insights, buyer intent & actionable intelligence


Visionary Founder Has 3 Profitable Exits

At the helm of Traq365 is industry leader Adam Rubenstein, serial entrepreneur/inventor with a proven track record of building successful companies. An expert in production & delivery processes for data management, Adam's recent ventures include scaling his last company to $42M ARR.


CEO's vast and varied experience includes...
01
Profitably exiting 3 successful companies
02
Building MotionPoint from $0 to $42M annual revenue from top-tier customers
03
Holding 15 patents for proxy-based technologies
Adam Rubenstein
Co-Founder & CEO at Traq365


The Silver Bullet of Each Sales Organization & CRM

Traq365 is at the intersection of two industries poised for tremendous growth: machine learning/AI, and CRM (customer relationship management) software. The global conversational AI market size is expected to grow to $13.9B by 2025, at a CAGR of 21.9%, and CRM revenue will exceed $80B by 2025.


Traq365
is the sharp tip of the spear for:
▶ Every sales organization


▶ Every CRM


Rare Industry SaaS Opportunity Has Investors Scrambling

The market for conversational sales AI platforms is hot: Traq365's peer companies, Chorus and Gong, are valued at $100-500M and $7.25 billion respectively. As the only AI sales platform focused on the buyer's behaviors and concerns, Traq365 is poised for success in this fast-growing market


Valuation is high for competitors in fast-growing sales calls market:
Chorus
Just sold for $575 million
Gong
$7.25 billion


Traq365 Is Destined For Incredible Growth

AI ventures get a lot of buzz ... but did you know that 40% of companies claiming to use it aren't actually doing so? Traq365 uses real AI + machine learning developed over years of proprietary research. With the next $1M raised, Traq365 will continue to perfect its tech, further app development, and increase marketing and sales


Lofty near-future goals include:
Perfecting the tech
Further developing the app
Increasing marketing & sales


Now is the Time for Traq365

With exclusive tech and an experienced team of entrepreneurs and industry experts, Traq365 provides the objective visibility into each sales call for valuable insight that was impossible to capture even just a year ago. Join Traq365 in

revolutionizing the potential of the sales conversation.



Pro Forma Financial Projections
Profit and Loss
Year 1
Year 2
Year 3
Users
580
2190
6140
Bespoke Clients
19
73
204
Total Revenue
$243,600
$1,663,800
$4,826,400
Forward-looking projections cannot be guaranteed



Testimonials



Traq365 allows us to tell our story and really connect with our customers without having to worry that we missed any important details. Traq365 will really help our small organization scale more quickly and effectively by knowing what works, and what doesn't.
Lyndon Lattie
Traq365 User
I've known Adam for 25 years, and my confidence in him made the decision to invest in Traq365 very easy. I was a customer of Adam's as the owner of GiftBaskets.com, and I know from experience that he has what it takes to not only build a successful product, but a successful business.
Marc Malaga
Traq365 Investor
Traq365 allows me, as a manager, to look at my sales team through a single pane of glass, highlighting areas where we're doing well and where we need to improve. I'm able to mirror my high performers to improve performance across the board...and have a much more accurate understanding of my pipeline.
Todd Thibodeaux
Traq365 User
What made me interested in investing in Traq365? I've known Adam for over 20 years, and I've always been impressed with his ability to take a concept and see it to fruition. He's incredibly intelligent, extremely capable, and I have total confidence in his abilities.
Tim Cain
Traq365 Investor



Perks

Take full advantage of this stellar team's expertise and gain exclusive insights into optimizing your sales process and scaling your company with these amazing investor perks!



Traq365
30-minute call with CEO to advise on how to improve your sales close rate.
$10k
2-hour call with CEO to fully audit your sales process for areas of weakness.
$25k
Half-day onsite and dinner with CEO to empower you to close more sales and gain key insights into scaling a company.
$50k
Full day onsite and dinner with CEO to empower you to close more sales and gain key insights into scaling a company.
$100k



Invest in
Traq365



CAMPAIGN STRATEGY BY
ARORA PROJECT
ARORAPROJECT.CO

Downloads

TRAQ365 Funding Deck.pdf